Exhibit 99.4

Notice of 2017 Annual and Special Meeting of Shareholders

Important Meeting Information
Date	èMay 10, 2017
Time	è10:30a.m. (Vancouver Time)
Location	èMackenzie Ballroom, Fairmont Waterfront Hotel,
900 Canada Place Way, Vancouver, British Columbia

Dear Silver Wheaton Shareholders,

You are invited to attend the 2017 Annual and Special Meeting of shareholders (the “Meeting”) of Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) for the following purposes:

•                  To receive the audited consolidated financial statements for the year ended December 31, 2016 and the report of the auditors thereon;

•                  To elect the eight director nominees;

•                  To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for 2017 and to authorize the directors to fix the auditors’ remuneration;

•                  To approve a special resolution to amend the Articles of Continuance in order to change the name of Silver Wheaton Corp. to Wheaton Precious Metals Corp.; and

•                  To approve a non-binding advisory resolution on the Company’s approach to executive compensation.

Shareholders may also transact any other business which may properly come before the Meeting or any adjournment of the Meeting.

Your vote as a shareholder is important. Silver Wheaton’s board of directors has by resolution fixed the close of business on March 21, 2017 as the record date. You can vote in person or by proxy. See “Proxy Summary Information” in the Company’s management information circular (the “Circular”) for details on how you can vote.

Carefully read the Circular accompanying this notice before voting. Silver Wheaton has delivered the Circular by posting it to the Company’s website (www.silverwheaton.com/Investors/annual-general-meeting/) to help reduce paper use and printing costs. The Circular will also be available at www.sedar.com and www.sec.gov and shareholders may request a paper copy of the Circular (at no cost) by calling toll-free at 1-888-433-6443 or by emailing fulfilment@canstockta.com.

Shareholders can request to receive the Company’s annual and/or interim financial statements and management’s discussion and analysis on the form of proxy or voting instruction form accompanying the Circular. Otherwise they are available upon request to the Company or at www.sedar.com, www.sec.gov, or www.silverwheaton.com.

If you are a registered shareholder who is unable to attend the Meeting in person, please complete and return the enclosed form of proxy by 10:30 a.m. (Vancouver time) on May 8, 2017. Non-registered shareholders should follow the voting instructions provided to them in the accompanying materials.

By Order of the Board of Directors

“Randy V. J. Smallwood”
Randy V. J. Smallwood, President and Chief Executive Officer
March 21, 2017